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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D. C.  20549

                          SCHEDULE 13D
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO.   1)*

                       CIDCO INCORPORATED
----------------------------------------------------------------
                        (Name of Issuer)

             COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                 (Title of Class of Securities)

                           0001717681
     -------------------------------------------------------
                         (CUSIP Number)

FRIED, FRANK, HARRIS,         ID HOLDING PARTNERSHIP, L.P.
  SHRIVER & JACOBSON          C/O FORSTMANN LITTLE & CO.
ONE NEW YORK PLAZA            767 FIFTH AVENUE
NEW YORK, NY  10004           NEW YORK, NY  10153
ATTN.:  ROBERT C. SCHWENKEL   ATTN.:  MR. STEVEN B. KLINSKY
(212) 859-8000                (212) 355-5656
 ---------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        NOVEMBER 15, 1996
     -------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No.0001717681

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
       ID HOLDING PARTNERSHIP, L.P. (EIN# 13-3893188)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
           AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

                       DELAWARE


  NUMBER OF      7  SOLE VOTING POWER
                          3,658,536
   SHARES

 BENEFICIALLY

OWNED BY EACH    8  SHARED VOTING POWER
                          0
 REPORTING
                 9  SOLE DISPOSITIVE POWER
PERSON WITH               3,658,536


                10 SHARED DISPOSITIVE POWER
                          0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       3,658,536

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       20.38%

14  TYPE OF REPORTING PERSON*
                      PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
	INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



          This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the "Schedule 13 D"), relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of CIDCO Incorporated, a Delaware corporation ("CIDCO"), previously filed by ID Holding Partnership, L.P. ("Holding"). Capitalized terms used but not otherwise defined in this Amendment shall have the respective meanings given to them in the Schedule 13D.


ITEM 4.ITEM 4 OF THE SCHEDULE 13D, "PURPOSE OF TRANSACTION," IS
       HEREBY AMENDED BY DELETING THE THIRD PARAGRAPH THEREOF
       AND ADDING THE FOLLOWING PARAGRAPH:

       On November 15, 1996, Holding and ID Partners entered into an agreement with CIDCO (the "Redemption Agreement") which provides, among other things, for CIDCO to redeem the Notes on December 30, 1996. Under the Redemption Agreement, upon receipt of the redemption payment for the Notes, ID Partners' designee on CIDCO's Board of Directors is required to resign.

ITEM 5.ITEM 5(A) OF THE SCHEDULE 13D, "INTEREST IN SECURITIES OF
       THE ISSUER," IS HEREBY AMENDED BY ADDING THE FOLLOWING
       PARAGRAPH:

       The Redemption Agreement provides for CIDCO to redeem the Notes on December 30, 1996 for a redemption price in cash equal to $146,000,000 plus accrued and unpaid interest through the date of the redemption payment.


ITEM 6.ITEM 6 OF THE SCHEDULE 13D, "CONTRACTS, ARRANGEMENTS,
       UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
       SECURITIES OF THE ISSUER," IS HEREBY AMENDED BY ADDING
       THE FOLLOWING PARAGRAPH:

       Under the terms of the Redemption Agreement, until June 30, 2003, Holding, ID Partners and certain individuals and entities affiliated with Forstmann Little & Co. may not, except as otherwise approved by the Board of Directors of CIDCO:
               (a)  make, or in any way participate in, any
                    "solicitation" of "proxies" (as such terms are defined in Regulation 14A under the Exchange Act (as defined in the Note Purchase Agreement)) in opposition to any matter which has been approved by a majority of the Board of Directors of CIDCO;
               (b)  acquire, offer to acquire or agree to
                    acquire, directly or indirectly, by purchase or otherwise, any Voting Securities (as defined in the Note Purchase Agreement) or any rights or options to acquire Voting Securities of CIDCO;
               (c) form, join in or in any way participate in a "group" within the meaning of Section 13(d)(3) of the Exchange Act for the purpose of acquiring, voting or holding Voting Securities of CIDCO;
               (d) make any public announcement with respect to, or submit a proposal for an offer of (with or without conditions), any Extraordinary Transaction (as defined in the Note Purchase Agreement) involving CIDCO or its securities or assets; or
               (e) request CIDCO or its representatives directly or indirectly to amend or waive any provision of this paragraph.

ITEM 7.MATERIAL TO BE FILED AS EXHIBITS

       Exhibit 1: Redemption Agreement, dated as of November
                  15, 1996, among CIDCO Incorporated,
                  ID Holding Partnership, L.P.,
                  ID Partnership, L.P. and FLC XXXI Partnership




                            SIGNATURE
                           -----------

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 1996    ID HOLDING PARTNERSHIP, L.P.

                             By:  FLC XXX Partnership,
                                  its general partner


                             By:  /S/ Steven B. Klinsky
                                  ----------------------
                                  Steven B. Klinsky,
                                  a general partner

                        INDEX OF EXHIBITS


Exhibit 1: Redemption Agreement, dated as of November 15, 1996, among CIDCO Incorporated, ID Holding Partnership,
            L.P., ID Partnership, L.P. and FLC XXXI Partnership